Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday, December 12, 2006
(All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless noted otherwise.)

CELESTICA UPDATES GUIDANCE FOR FOURTH QUARTER

TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced an update to its financial guidance for the fourth quarter ending December 31, 2006.

Based on its current estimates, the company now expects revenue in the range of $2.20 to $2.25 billion, and adjusted net earnings per share of $0.00 to $0.06. The company's previous guidance for the fourth quarter, which was provided on October 26, 2006, was for revenue of $2.25 to $2.45 billion and $0.15 to $0.23 adjusted net earnings per share.

The revision in revenue is due to recent demand reductions from several customers. Included in the revised adjusted net earnings per share is an expected net charge of between $0.08 to $0.12 resulting predominantly from an increase in inventory provisions at the Monterrey, Mexico facility.

The company will hold a conference call today, Tuesday, December 12 at 9:30 am Eastern to discuss the updated guidance.

To participate in the conference call, please dial (416) 644-3419 or 1(800) 814-4861. To ensure your participation, please call in approximately 10 minutes prior to the scheduled start of the call.

For those unable to participate, a taped rebroadcast will be available approximately two hours after the completion of the call until midnight on December 19th. To access the rebroadcast, dial (416) 640-1917 or 1(877) 289-8525 and enter passcode 21213190.

The company's fourth quarter results will be released on January 30, 2007.

About Celestica

Celestica is a world leader in the delivery of electronics manufacturing services (EMS). Celestica operates a global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers).

For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

As of its date, this press release contains any material information associated with this event. It is Celestica's policy that earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Laurie Flanagan Celestica Global Communications (416) 448-2200 media@celestica.com	Donna Singh Celestica Investor Relations (416) 448-2211 clsir@celestica.com